Exhibit (a)(5)(A)

FILED
8/11/2016 4:47:31 PM
JOHN F. WARREN
COUNTY CLERK
DALLAS COUNTY
CC-16-04043-D

MSS 12-09 TRUST, On Behalf of Itself and
All Others Similarly Situated,

Plaintiff,	IN THE COUNTY COURT

v.

AT LAW NO.
SIZMEK, INC., NEIL H. NGUYEN, SCOTT K. GINSBURG, XAVIER A. GUTIERREZ, JOHN R. HARRIS, ADAM KLEIN, CECIL H. MOORE JR., STEPHEN E. RECHT, VECTOR CAPITAL, SOLOMON HOLDING, LLC, and SOLOMON MERGER SUBSIDIARY, INC.	DALLAS COUNTY, TEXAS

Defendants.

CLASS ACTION PETITION

Plaintiff MSS 12-09 TRUST (“Plaintiff”), by its attorneys, alleges upon information and belief (based, in part, upon the investigation conducted by and through its undersigned counsel), except with respect to Plaintiff’s ownership of 1,000 shares of Sizmek, Inc. (“Sizmek” or the “Company”) common stock, and Plaintiff’s suitability to serve as a class representative, which is alleged upon personal knowledge, as follows:

DISCOVERY LEVEL

1. This dispute involves complicated class action issues and requires that discovery be conducted on an expedited basis. Therefore, discovery will be conducted under a level 3 discovery control plan, as will be set by the Court. TEX R. CIV. P. 190.4.

SUMMARY OF THE ACTION

2. Plaintiff brings this stockholder class action individually and on behalf of all other public stockholders of Sizmek against the Company’s Board of Directors (the “Board” or the

“Individual Defendants”), and the acquirer, Vector Capital, through its affiliates, Solomon Holding, LLC (“Solomon”) and Solomon Merger Subsidiary, Inc. (“Merger Sub” together with Solomon and Vector Capital, “Vector”).

3. The action arises from breaches of fiduciary duty in connection with a proposed transaction (the “Proposed Acquisition”) in which Vector will acquire Sizmek through a tender offer commenced by Merger Sub (the “Tender Offer”) for $3.90 in cash for each share of Sizmek common stock (the “Consideration”). The Tender Offer will commence no earlier than August 24, 2016 and no later than September 1, 2016.

4. The Proposed Acquisition, valued at approximately $122 million, is designed to allow Vector to wrongfully wrestle control of the Company away from Sizmek’s stockholders and into its own hands at the time when the Company is vulnerable, having experienced losses for four consecutive years. Despite this setback, as will be explained below, Sizmek is poised for substantial growth.

5. Vector is attempting to shortchange the Company stockholders by acquiring Sizmek at a significant discount. Vector is offering $3.90 in cash per share of Sizmek; however, less than two years before the announcement of the Proposed Acquisition, each share of Sizmek was worth at least $9.58.

6. Moreover, the Proposed Acquisition compares unfavorably to recent comparable transactions. According to Bloomberg, the Proposed Acquisition is valued at only 0.42 times revenue, 0.44 times total assets, and 0.62 times book value while the average multiples in comparable transactions are 1.81 times revenue, 1.72 times total assets, and 4.51 times book value.

7. Knowing the lack of meaningful premium would draw serious interest from other potential buyers, and in an effort to ensure that the Proposed Acquisition is consummated, the

Board agreed to a slew of provisions, following the “go-shop” period, that unreasonably inhibit potential third-party bidders from launching topping bids including: (i) a strict no-solicitation provision that severely constrains the Individual Defendants’ ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals; (ii) a matching rights provision which gives Vector two business days to re-negotiate with the Board after it is provided with written notice of any unsolicited third-party bid that may be submitted to the Board; and a (iii) a termination fee provision whereby the Company has agreed to pay $4,256,360 (approximately 3.5% of the Company’s equity value) to Vector in certain circumstances, including if the Company terminates the Merger Agreement or the Board changes its recommendation to the stockholders in order to pursue an alternative superior proposal after the expiration of the go-shop period. These preclusive terms, taken together and coupled with the Tender and Voting Agreements (“Voting Agreements”) entered into by Neil H. Nguyen (“Nguyen”), the Company’s President and Chief Executive Officer (”CEO”) and other stockholders, representing approximately 13.7% of Sizmek’s outstanding stock, forecloses on the possibility that a bidder will assume the significant time and expense required to engage in the sales process at this late stage.

8. For these reasons, Plaintiff and the other public stockholders of Sizmek are entitled to enjoin the Proposed Acquisition or, alternatively, to recover damages in the event that the Proposed Acquisition is consummated.

JURISDICTION AND VENUE

9. This Court has jurisdiction over Sizmek because Sizmek conducts business in Texas and is a citizen of Texas.

10. Venue is proper in this Court because multiple defendants are citizens of Texas and residents of Dallas County. The Company also does business in Dallas County.

PARTIES

11. Plaintiff purchased or acquired shares of the common stock of Sizmek prior to the events giving rise to the allegations herein, and continues to hold such shares.

12. Defendant Sizmek is a corporation organized and existing under the laws of the State of Delaware with its principal office located at 500 W. 5th Street, Suite 900, Austin, Texas 78701. It is an open ad management company. It is traded on the NASDAQ under the ticker symbol “SZMK.”

13. Defendant Nguyen is Sizmek’s President, CEO, and director. He has been President and CEO since February 2014 and a director of the Company since November 2013.

14. Defendant Scott K. Ginsburg (“Ginsburg”) has been a director of the Company since 2013.

15. Defendant Xavier A. Gutierrez (“Gutierrez”) has been a director of the Company since February 2014. He is currently the Chair of the Company’s Compensation Committee.

16. Defendant John R. Harris (“Harris”) has been a director of the Company since November 2013. He is currently the Chairman of the Board and a member of the Company’s Nominating & Corporate Governance Committee.

17. Defendant Adam Klein (“Klein”) has been a director of the Company since February 2014. He is currently a member of the Audit Committee and the Chair of the Nominating & Corporate Governance Committee.

18. Defendant Cecil H. Moore Jr. (“Moore”) has been a director of the Company since February 2014. He is currently the Chair of the Audit Committee.

19. Defendant Stephen E. Recht has been a director of the Company since February 2014. He is currently a member of the Audit and Compensation Committees.

20. Defendants Nguyen, Ginsburg, Gutierrez, Harris, Klein, Moore, and Recht are collectively referred to as the “Individual Defendants.”

21. Defendant Vector is a leading global private equity firm specializing in transformational investments in established technology businesses. It is located at Steuart Tower, 1 Market St. #2300, San Francisco, California 94105.

22. Defendant Solomon is an affiliate of Vector.

23. Defendant Merger Sub is a corporation organized and existing under the laws of Delaware. It is a wholly-owned subsidiary of Solomon created to effect the Proposed Acquisition.

24. Sizmek, Vector, and the Individual Defendants, are collectively referred to as the “Defendants.”

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action pursuant to Rule 42 of the Texas Rules of Civil Procedure as a class action individually and on behalf of all other public stockholders of the Company (except the Defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).

26. This action is properly maintainable as a class action.

27. The Class for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of May 10, 2016 there were 29,118,526 shares of Sizmek’s common stock outstanding, likely owned by thousands of stockholders of record scattered throughout the United States.

28. There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

a) whether one or more of the Individual Defendants have engaged in a plan and scheme to enrich themselves at the expense of Sizmek’s public stockholders;

b) whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to Plaintiff and the Class;

c) whether the Individual Defendants have and will unfairly favor their own interests to the detriment of Sizmek’s public stockholders in violation of their fiduciary duties;

d) whether the Consideration to be paid for the Sizmek shares pursuant to the Merger Agreement is fair and reasonable;

e) whether the Individual Defendants have wrongfully failed and refused to seek a sale of Sizmek at the highest possible price and, instead, will allow the valuable assets of Sizmek to be acquired by Vector at an unfair and inadequate price;

f) whether Plaintiff and the other members of the Class will be irreparably damaged by the Proposed Acquisition complained of herein;

g) whether Vector has aided and abetted the breaches of the fiduciary and other common law duties owed by the Individual Defendants to Plaintiff and the other members of the Class; and

h) whether Plaintiff and other members of the Class will be irreparably harmed by Defendants’ misconduct if Defendants are not enjoined from engaging in the misconduct complained of herein.

29. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interest as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

30. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

31. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

FACTUAL BACKGROUND

Company Background

32. Sizmek fuels digital advertising campaigns for advertisers and agencies around the world with cutting-edge technology to engage audiences across any screen. Sizmek has proudly pioneered industry firsts in digital, including rich media, video and online targeted advertising across several channels. Sizmek’s open ad management stack, Sizmek MDX, delivers the most creative and impactful multiscreen digital campaigns, across mobile, display, rich media, video and social, all powered by an unrivaled data platform. With New York City as a center of operations, Sizmek connects about 19,000 advertisers and 3,700 agencies to audiences, serving more than 1.3 trillion impressions a year. Sizmek operates on the ground in about 65 countries with a team of approximately 1,000 employees.

33. Sizmek was spun off from Digital Generation in 2014. Previously, Sizmek operated as the online segment of Digital Generation. The spin-off created a cash-rich, high growth company poised to capitalize on industry tailwinds toward online advertising.

Sizmek’s Bright Future

34. Although the Company reported net losses for the last four years (i.e. in 2015, Sizmek posted a loss of $136.9 million on revenue of $172.7 million compared with a loss of $114.3 million on revenue of $170.8 million during 2014), Sizmek is now on a course designed to position the Company for growth and accelerated profitability.

35. In order to accelerate innovation, Sizmek recently purchased mobile demand-side platform, StrikeAd, in May 2015 for $11.7 million to accommodate self-serve advertisers and agencies. According to the Form 10-K filed by the Company on March 11, 2016, it “expect[s] [StrikeAd] to experience revenue growth and leverage its operating expenses to make solid contributions to operating income.” The Proposed Acquisition will deprive Sizmek’s stockholders from sharing in the benefits of the StrikeAd acquisition.

36. Sizmek also recently announced the opening of a new data centre in Frankfurt, Germany, a development that will allow it to better adhere to the upcoming pan-European data protection rules, plus address advertiser issues:

The new data centre will power Sizmek’s new MDX NXT platform which will bring to market the most modern multichannel and format ad server and Dynamic Creative Optimisation platform in the industry. As part of the new infrastructure, Sizmek will now be able [to] provide its clients with real time data processing and analytics, a market leading differentiation.1

37. As explained in an article entitled “Sizmek: The Profitable Ad Tech Company That Nobody is Talking About,” Sizmek is a very strategic and highly desirable asset:

Sizmek has unprecedented access to massive amounts of the most valuable data out there. That is, the campaign results of its competitors. Succeeding in ad tech is all about having access to big data and that is a result of scale. Sizmek is a big player with greater ad management market share than any other independent ad tech company.2

[1]	https://www.sizmek.com/press-releases/sizmek-opens-new-global-data-centre-in-frankfurt/ (last accessed on 8/9/2016).
[2]	http://www.stockpiqs.com/2014/10/sizmek-profitable-ad-tech-company-that.html (Last accessed on 8/9/2016).

38. Sizmek is on a course designed to position the Company for growth and accelerated profitability. Rather than sharing in the Company’s future prospects, the Proposed Acquisition will strip Sizmek’s stockholders of the potential to get maximum value for their shares.

The Proposed Acquisition is Financially Unfair to Sizmek’s Public Stockholders

39. On August 3, 2016, Sizmek announced the Merger Agreement through a press release (the “Press Release”), pursuant to which Vector will acquire all of the outstanding common shares of the Company for $3.90 per share in an all cash transaction, through the Tender Offer scheduled to be completed by the fourth quarter of 2016. Following the completion of the Proposed Acquisition, Sizmek shares will be delisted from NASDAQ.

The Press Release states in pertinent part:

AUSTIN, Texas, Aug. 03, 2016 (GLOBE NEWSWIRE) — Sizmek Inc. (NASDAQ: SZMK) (“Sizmek” or the “Company”), a global open ad management company that delivers omnichannel campaigns, today announced that it has entered into a definitive agreement with affiliates of Vector Capital (“Vector Capital” or “Vector”), a technology-focused private equity firm, under which an affiliate of Vector will acquire all of the outstanding shares of Sizmek common stock for $3.90 per share in an all-cash tender offer (the “Vector Agreement”).

Vector Capital, founded in 1997, is a San Francisco-based private equity firm that partners with management teams to transform and grow technology businesses. Over its history, Vector has invested $1.6 billion in more than 40 technology companies, including in the advertising technology space.

“We believe this transaction provides Sizmek with the resources and flexibility to execute upon our long term strategy of becoming the leading independent, global ad management platform,” said Neil Nguyen, President and Chief Executive Officer of Sizmek. “We are excited to partner with Vector and believe this transaction benefits our customers, employees, partners and shareholders.”

“We are enthusiastic to partner with the management team and the talented group of employees at Sizmek,” said Alex Beregovsky, Managing Director at Vector Capital. “We plan to invest in the Company’s growth, to further strengthen its industry-leading open ad management platform, to launch adjacent product offerings as well as to support Sizmek with capital for acquisitions.”

Under the terms of the Vector Agreement, Vector will commence a tender offer to purchase any and all of the outstanding shares of Sizmek common stock for $3.90 per share in cash. The purchase price represents a 65% premium to Sizmek’s 30-day volume weighted average trading price of $2.36 on August 2, 2016. Upon completion of the transaction, Sizmek will become a privately-held company.

40. Vector is attempting to shortchange the Company stockholders by acquiring Sizmek at a significant discount. Vector is offering $3.90 in cash per share of Sizmek; however, less than two years before the announcement of the Proposed Acquisition, each share of Sizmek was worth at least $9.58.

41. Moreover, the Proposed Acquisition compares unfavorably to recent comparable transactions. According to Bloomberg, the Proposed Acquisition is valued at only 0.42 times revenue, 0.44 times total assets, and 0.62 times book value while the average multiples in comparable transactions are 1.81 times revenue, 1.72 times total assets, and 4.51 times book value.

42. Finally, shortly after the Proposed Acquisition was announced, Sizmek filed a Schedule 13D with the SEC on August 4, 2016, which included a letter from Alex Meurelo (who, together with the Alex Meruelo Living Trust, Meruelo Investment Partners LLC beneficially own approximately 13.8% of Sizmek common stock) which categorically stated that the Proposed Acquisition is unfair to Sizmek stockholders:

I firmly believe that the proposed transaction does not maximize the value of the Company for all shareholders. Among other things, the proposed transaction does not fully reflect the significant strategic value of the Company within the advertising technology sector.

43. The Individual Defendants’ failure to reject the inadequate Consideration evidences their disregard for ensuring that Sizmek’s stockholders receive adequate value for their stock. By failing to reject the Consideration, the Individual Defendants have artificially depressed the value of Sizmek’s stock, thereby depriving Plaintiff and the Class of the right and opportunity to receive the maximum value for their shares.

Preclusive Deal Protection Devices

44. The terms of the Merger Agreement were designed to deter competing bids and prevent the Board from exercising their fiduciary duties to obtain the best possible price for Sizmek’s public stockholders.

45. The Merger Agreement contains deal protection devices which substantially increase the likelihood that the Proposed Acquisition will be consummated, leaving Sizmek’s public stockholders with no meaningful change of control premium for their shares. When viewed collectively, together with the Voting Agreements, the Proposed Acquisition furthers the interests of Vector to the detriment of Sizmek’s public stockholders and cannot represent a justified, appropriate or proportionate response to any threat posed by a potential third-party bidder.

46. In breach of their fiduciary duties, the Individual Defendants have agreed to the following unreasonable deal protection devices following the go-shop period:

•	a “no-solicitation” clause that prevents Sizmek from soliciting, or its directors and officers from even participating in discussions which may lead to a superior proposal from any bidder (Merger Agreement, Section 6.04);

•	a “matching rights” provision that allows Vector two (2) business days to re-negotiate with the Board after it is provided with written notice of the Board’s intention to make a change of recommendation (Merger Agreement, Section 6.04); and

•	a termination fee provision whereby the Company has agreed to pay $4,256,360 to Vector if it decides to pursue a competing bid (Merger Agreement, Section 10.03).

47. The over $4 million termination fee represents approximately 3.5% of the Proposed Acquisition’s total value and provides a windfall for Vector, rather than making it whole should the Proposed Acquisition not go through.

48. The “no-solicitation” clause and the termination fee, unfairly restrain the Individual Defendants’ ability to solicit or engage in negotiations with any third-party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to a third-party’s written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

49. The reason behind these deal protection devices is clear: the absence of a meaningful premium for stockholders creates the very real potential that a third-party bidder will attempt to usurp Vector and submit a higher bid for Sizmek. The possibility that a third-party bidder will emerge motivated Vector to “wrap-up” the Proposed Acquisition by co-opting the Sizmek Board and forcing them to adopt preclusive deal protection devices that would ensure that Vector could purchase the Company for less than would otherwise be possible.

50. Additionally, concurrently with the execution of the Merger Agreement, certain of the Company’s stockholders, including the Company’s President and CEO, have already agreed to tender their shares, which represent approximately 13.7% of Sizmek’s outstanding capital stock. Taken as a whole, and coupled with the Voting Agreements, the foregoing deal protection devices essentially foreclose the possibility that a third-party “white knight” could step forward to provide Sizmek stockholders with a premium for their shares, instead of the opportunistic and inadequate compensation offered by the Proposed Acquisition. As such, the deal protection devices, which were approved by the Sizmek Board as part of the Merger Agreement, represent an ongoing breach of fiduciary duties.

51. Unless the Proposed Acquisition is preliminarily enjoined until such time as the Individual Defendants act in accordance with their fiduciary duties to maximize stockholder value, Plaintiff and the other members of the Class will be harmed and will lose the opportunity to receive full value for their shares.

52. The Proposed Acquisition is wrongful, unfair, and harmful to Sizmek’s public stockholders who are members of the Class, and represents an attempt by Defendants to aggrandize their personal and financial positions and interests at the expense of and to the detriment of the members of the Class.

53. The Proposed Acquisition will deny Plaintiff and other Class members their rights to share appropriately in the true value of the Company’s assets and future growth in profits and earnings, while usurping the same for the benefit of Vector, the Individual Defendants, and Company executives at an unfair and inadequate price.

THE INDIVIDUAL DEFENDANTS’ BREACH OF FIDUCIARY DUTIES

54. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of Sizmek and owe Plaintiff and the other members of the Class a duty of highest care, loyalty, and disclosure.

55. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the stockholders’ equity investment in a company), applicable law requires the directors to take all steps to maximize the value stockholders will receive rather than use a change of control to benefit themselves.

56. To diligently comply with this duty, the directors of a corporation may not take any action that: adversely affects the value provided to the corporation’s stockholders; contractually prohibits them from complying with or carrying out their fiduciary duties; discourages or inhibits alternative offers to purchase control of the corporation or its assets; or will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s stockholders.

57. The Individual Defendants owe fundamental fiduciary obligations to Sizmek’s stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected and to consider properly all bona fide offers for the Company and to reject offers that are clearly not in the interest of stockholders.

58. Because the Individual Defendants dominate and control the business and corporate affairs of Sizmek and because they are in possession of private corporate information concerning the Company’s assets, businesses, and future prospects, there exists an imbalance and disparity of knowledge and of economic power between the Individual Defendants and Sizmek’s public stockholders. This discrepancy makes it grossly and inherently unfair for the Individual Defendants to entrench themselves at the expense of Sizmek stockholders.

59. The Individual Defendants have breached their fiduciary duties owed to Plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

60. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing the Individual Defendants from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price, and to compel the Individual Defendants to carry out their fiduciary duties to maximize stockholder value.

61. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

62. Unless enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of Sizmek at a substantial premium, all to the irreparable harm of Plaintiff and other members of the Class.

63. Plaintiff and the Class have no adequate remedy at law.

FIRST CAUSE OF ACTION

BREACH OF FIDUCIARY DUTY

(Against the Individual Defendants)

64. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

65. The Individual Defendants, acting in concert, have violated their fiduciary duties owed to Sizmek’s public stockholders by allowing Defendant Vector to set an acquisition price for the shares of Sizmek stock that does not reflect the true value of Sizmek and without an appropriate premium.

66. These tactics pursued by the Individual Defendants are, and will continue to be, wrongful, unfair and harmful to Sizmek’s public stockholders. These maneuvers by the Individual Defendants will deny members of the Class their right to share appropriately in the true value of Sizmek’s valuable assets, future earnings and profitable businesses to the same extent as they would as Sizmek’s stockholders.

67. In contemplating, planning, and effectuating the foregoing specified acts and in pursuing and structuring the Proposed Acquisition, the Individual Defendants are not acting in good faith toward Plaintiff and the Class, and have breached, and are breaching, their fiduciary duties to Plaintiff and the Class.

68. Because the Individual Defendants dominate and control the business and corporate affairs of Sizmek and because they are in possession of private corporate information concerning Sizmek’s businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public stockholders of Sizmek which makes it inherently unfair to Sizmek’s public stockholders.

69. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to Sizmek and its public stockholders.

70. As a result of the actions of the Individual Defendants, Plaintiff and the Class have been and will be damaged in that they will not receive the fair value of Sizmek’s assets and business in exchange for their Sizmek’s shares, and have been and will be prevented from obtaining a fair price for their shares of Sizmek common stock.

71. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, all to the irreparable harm of the Class.

72. Plaintiff and the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

(Against Vector)

73. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

74. Defendant Vector knowingly aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public stockholders of the Company, including Plaintiff and the Class. The Proposed Acquisition could not take place without the active participation of Vector.

75. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

76. Defendant Vector knowingly colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

77. As a result, Plaintiff and the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

78. Plaintiff and the Class have no adequate remedy at law.

REQUESTED RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A) Declaring that this action may be maintained as a class action under Texas Rule of Civil Procedure 42 et. seq., and that Plaintiff is a proper class representative;

B) Declaring that the Proposed Acquisition is unfair, unjust and inequitable to Plaintiff and the other members of the Class;

C) Preliminarily and permanently enjoining the Defendants from taking any steps necessary to accomplish or implement the Proposed Acquisition at a price that is not fair and equitable;

D) In the event Defendants consummate the Proposed Acquisition, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

E) Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

F) Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’, accountants’, and experts’ fees; and

G) Granting such other and further relief as may be just and proper.

Dated: August 9, 2016		FEDERMAN & SHERWOOD

	By:	/s/ William B. Federman
William B. Federman (Bar No. 00794935)
Joshua D. Wells (pro hac pending)
2926 Maple Avenue
Suite 200
Dallas, Texas 75201
Telephone: 405-235-1560
Facsimile: 405-239-2112
wbf@federmanlaw.com
jdw@federmanlaw.com

and

10205 North Pennsylvania Avenue
Oklahoma City, Oklahoma 73120
Attorneys for Plaintiff

OF COUNSEL:

POMERANTZ LLP

Gustavo F. Bruckner

Anna Karin F. Manalaysay

600 Third Avenue

New York, New York 10016

(212) 661-1100